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                                                              Steven M. Skolnick
                                                              Member of the Firm

                                                                Tel 973 597 2476
                                                                Fax 973 597 2477

                                                        sskolnick@lowenstein.com


January 15, 2010


VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549

Attn: Mr. Joseph McCann

Re:      Ivivi Technologies, Inc.
         Revised Preliminary Proxy Statement on Schedule 14A
         Filed January 12, 2010
         File No. 001-33088

Dear Mr. McCann:

The following are responses to the letter of comment dated January 14, 2010 from the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC"). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter of comment.

Litigation Related to the Transactions..., page 49

1. If, after you mail the proxy statement to your shareholders, the settlement does not proceed on the terms disclosed in your proxy statement or you receive a determination from the Economic Development Authority regarding whether you can sell your losses, please tell us how you intend to proceed with your proxy solicitation.

         In the event the settlement does not proceed on the terms disclosed in the Company's proxy statement or the Company receives a determination from the Economic Development Authority regarding the sale of the Company's net operating losses prior to the date of the Company's special meeting, the Company will file an update to its proxy statement with the SEC as additional soliciting materials and make such information available to its shareholders.



65 Livingston Avenue   Roseland, NJ 07068  Tel 973 597 2500  Fax 973 597 2400
                          New Palo Roseland York Alto

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Mr. Joseph McCann                                              January 15, 2010
Page 2


2. Please tell us when you plan to file the Memorandum of Understanding with an Exchange Act report. Likewise, please tell us when you plan to file the letter agreement mentioned on page 5.

         The material terms of the Memorandum of Understanding (the "MOU") and the letter agreement mentioned on page 5 are disclosed in the proxy statement. In addition, all of the material terms of the MOU were disclosed in a Current Report on Form 8-K (the "Form 8-K") filed by the Company with the SEC on January 8, 2010. The Company does not believe that the MOU is required to be filed separately as an exhibit to its filing, especially since all material terms of the MOU are included in the Form 8-K. In addition, the Company does not believe that the letter agreement is material. However, the Company believes that the services agreement referred to in the letter agreement will be a material agreement for the Company and intends to file the services agreement as an exhibit to a Current Report on Form 8-K with the SEC in the event the Economic Development Authority approves the Company's sale of its net operating losses, at which time the services agreement would be executed by the Company and the buyer.



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Mr. Joseph McCann                                              January 15, 2010
Page 3


If you have questions with respect to the foregoing, please feel free to call me at 973-597-2476.

Very truly yours,


/s/ Steven M. Skolnick
Steven M. Skolnick



Enclosure(s) cc: Jeff Marell, Esq.
             Ramy Wahbeh, Esq.
             Ed Hammel